                                 SCHEDULE 13D

CUSIP No.      75025T109                                   Page 2 of 8 Pages

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     A.M.A. Financial Corporation
          59-2677379

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                       (b) [X]



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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [_]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida

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                  7    SOLE VOTING POWER

 NUMBER OF             2,013,200
  SHARES         --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING       --------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
   WITH
                       2,013,200
                 --------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,013,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.58%
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14   TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer

      (a)  Security:                         Common Stock

      (b)  Name of Issuer:                   Radiation Care, Inc.

      (c)  Address of Issuer:                1155 Hammond Drive
                                             Bldg. A
                                             Atlanta, Georgia  30328


Item 2.    Identity and Background

      (a)  Name of Person Filing:            A.M.A. Financial Corporation

      (b)  State of Organization:            Florida

      (c)  Address of principal              197 First Avenue
             business office                 Needham, MA  02194

      (d)  Criminal Proceedings in
             past five years                 None

      (e)  Civil Securities Proceedings
             in past five years              None


Item 3.    Source and Amount of Funds or Other Consideration

           The 621,200 shares of Common Stock (the "Shares") acquired since the original Schedule 13D by A.M.A. Financial Corporation were purchased for an aggregate cash consideration of $1,157,250. A.M.A. Financial Corporation used working capital to acquire the Shares.


Item 4.    Purpose of Transaction

           The Shares were acquired for investment purposes. A.M.A. Financial Corporation may increase or decrease its ownership of Radiation Care, Inc. Common Stock depending on market conditions. Through September 30, 1994, however, A.M.A. Financial Corporation has agreed that it will not acquire any additional shares of Radiation Care, Inc. Common Stock. An affiliate of A.M.A. Financial Corporation is negotiating with Radiation Care, Inc. to acquire certain assets of Radiation Care, Inc.

Item 5.    Interest in Securities of the Issuer and Percent of Class

      (a)  Amount Beneficially Owned: 2,013,200
           Percent of Class: 11.58%
      (b)

           (1)  sole power to vote or to direct the vote:
                2,013,200 shares

           (2)  shared power to vote or to direct the
                vote:      0 shares

           (3)  sole power to dispose or to direct the
                disposition:  2,013,200 shares

           (4)  shared power to dispose or to direct the
                disposition:    0 shares

                               Page 2 of 4 Pages

      (c) Transactions on the open market by A.M.A. Financial Corporation in the past 60 days:

                                Number               Price
           Date                 of Shares            Per Share
           ----                 ---------            ---------
           7/13                  80,000              $1.25
           7/19                 777,000               1.625
           7/19                  10,000               1.5625
           8/31                  20,000               1.50
           9/8                  500,000               1.875
           9/9                  101,200               1.875

      (d) Others having the right to receive or the power to direct dividends or proceeds.

           Not applicable

      (e)  Date on which Reporting Person Ceased to Own 5%

           Not applicable


Item 6.    Contracts, Arrangements, Understandings or Relationships

           Not applicable


Item 7.    Material to Be Filed as Exhibits

           Not applicable.

                               Page 3 of 4 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 15, 1994
                                             A.M.A. FINANCIAL CORPORATION


                                             By: /s/ Abraham D. Gosman
                                                ---------------------------
                                                Abraham D. Gosman

                               Page 4 of 4 Pages